1601 Bryan Street Dallas, Texas 75201-3411	Andrew M. Wright Vice President and Associate General Counsel Legal	T 214.812.6038 C 214.587-6500 F 214.812.4072 awright@energyfutureholdings.com

November 13, 2008

BY EDGAR AND FACSIMILE

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. H. Christopher Owings
Assistant Director
Mail Stop 3561

Re:	Texas Competitive Electric Holdings Company LLC (the “Company”)
Registration Statement on Form S-4 (“Form S-4”)
Filed September 26, 2008
File No. 333-153700

Ladies and Gentlemen:

Transmitted herewith are the responses of Texas Competitive Electric Holdings Company LLC (the “Company”) to the comments made in your letter dated October 24, 2008 to Andrew M. Wright. Your comments and our responses thereto are set forth below.

General

1.	We note in your letter dated October 3, 2008 in response to our comments on the Form 10-K for the fiscal year ended December 31, 2007 for your ultimate parent, Energy Future Holdings Corp., that your proposed changes submitted with that response would be incorporated into this filing as applicable. Please confirm to us that you have made the proposed changes, as applicable, in your next filing. Please be advised that we will be unable to accelerate effectiveness of any Securities Act filing of the company until the outstanding comments on the company’s ultimate parent, Energy Future Holdings Corp., Annual Report on Form 10-K for the fiscal year ended December 31, 2007 have been resolved.

Response: We intend to file an amendment to the Form S-4 that will reflect (i) our responses set forth in this letter, (ii) the applicable responses of Energy Future Holdings Corp. (“EFH”) set forth in its letter to the Staff dated October 22, 2008 regarding its Registration Statement on Form S-4 (File No. 333-153529) (the “EFH Form S-4”) and (iii) the responses of

Mr. H. Christopher Owings

Securities and Exchange Commission

November 13, 2008

EFH set forth in its letter to the Staff dated October 3, 2008 regarding its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (which were already reflected in the Form S-4) (collectively, the “SEC Comments”). Such amendment will be updated to include the Company’s third quarter financial statements and related information. We intend to file such amendment shortly following coming to agreement with the Staff on the SEC Comments. We will not request effectiveness of the Form S-4 until such amendment is filed and all of the SEC Comments are resolved.

Recent Developments, page 4

2.	Please tell us how you analyze counter party risk for all counter parties; including investment grade counter parties. If you are relying on the loss position of the contract such that counterparty risk is irrelevant at a particular point in time, please summarize net position by counterparty to the extent netting agreements exist with the same counterparty. To the extent the ability to find counterparties to transact with is becoming or has become more difficult, please discuss in liquidity.

Response: In the Form S-4, we discuss our credit risk policies and practices in the Quantitative and Qualitative Disclosures About Market Risk section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”). In the “Credit Risk” and “Credit Exposure” discussions in the MD&A we also disclose that we net positions with counterparties where we have the legal right of offset under master netting agreements. Where we do not have legal right of offset, we evaluate and include positions with counterparties in the credit exposure disclosures on a gross basis.

We will add the following paragraph to the MD&A liquidity discussion in the Form S-4 regarding availability of counterparties:

Commodity Hedging and Trading Activities — With the tightening of credit markets, there has been some decline in the number of market participants in the energy commodities markets, resulting in less liquidity particularly in the ERCOT wholesale electricity market. Participation by financial institutions and other intermediaries (including investment banks) has declined. However, traditional counterparties with physical assets to hedge continue to participate in the markets. TCEH continues to monitor liquidity and credit risk in the markets to assess any impacts on its overall hedging strategy.

Please also see EFH’s response to question #2 in its letter to the Staff dated October 22, 2008 regarding the EFH Form S-4.

Forward –Looking Statements, page 41

3.

Section 27A(b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with a tender offer. Please either delete any references to the Private Securities Litigation Reform Act or make clear, each time

Mr. H. Christopher Owings

Securities and Exchange Commission

November 13, 2008

you refer to the Litigation Reform Act, that Section 27A(b)(2)(D) of the Securities act of 1933 and Section 21E(b)(2)(D) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with a tender offer.

Response: We will delete all references in the Form S-4 to the Private Securities Litigation Reform Act.

Capitalization, page 46

4.	Please revise to delete cash and cash equivalents from your tabular presentation. Capitalization generally includes long-term debt, stock and retained earnings. To the extent you believe the information is vital to an investor’s understanding of your business, you may include a discussion of cash in the liquidity and capital resources section of MD&A

Response: We will remove cash and cash equivalents from the capitalization table. The revised table (which will be updated in the amendment for results as of September 30, 2008) is shown below:

Debt:
EFC Holdings:
Secured debt (a)	100
Unsecured debt (b)	2,259

Total EFC Holdings debt	2,359
TCEH:
TCEH Senior Secured Facilities	23,947
TCEH Notes	6,750
Other secured debt	220
Other unsecured debt	1,437

Total TCEH debt	32,354

Total consolidated debt	34,713
Total shareholders' equity	(447)

Total capitalization	$34,266

(a)	Does not include EFC Holdings’ guarantee of TCEH Senior Secured Facilities.
(b)	Includes $2.250 billion of EFH Corp. Notes. See Note 7 to the June 30, 2008 Financial Statements under “EFH Corp. Notes Issued Subsequent to the Merger” for discussion of this debt push down and EFC Holdings’ guarantee of the EFH Corp. Notes.

Mr. H. Christopher Owings

Securities and Exchange Commission

November 13, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 56

Results of Operations for the Year Ended December 31, 2007 and 2006, page 81

5.	Please note that it is not appropriate to combine information for successor/predecessor periods and discuss such results irrespective of management’s belief that it is the most meaningful comparison of the results. Please note that you should present a discussion of the historical stub periods. Such discussion would focus on the key metrics of the stub period such as margin or expenses as a percentage of revenues. To the extent each stub period is subject to a seasonality factor, you should address that in your discussion. We realize discussion of the stub periods per se would not allow for comparisons to be made between the annual periods. Therefore we would not object to a supplemental pro forma presentation and analysis for the year in which the acquisition took place compared to a pro forma presentation for the immediately preceding year. We would object to pro forma presentations for periods prior to the immediately preceding period. We would not object to a comparative discussion of the 2005 to 2006 historical results as presented. Please note that the supplemental presentation and discussion should be in addition to the historical discussion of the stub periods with no greater prominence. Disclosure should be provided to explain how the pro forma presentation was derived and why you believe such presentation to be useful as well as any potential risks associated with using such a presentation. To the extent you have presented a pro forma presentation pursuant to Article 11 of Regulation S-X, you need not repeat the columnar presentation and adjustments for that period. However you may need a summary presentation of the adjustments to any pro forma presentation that is not required by Article 11. Please also consider whether the presentations in previously filed financial statements are appropriate. We may have further comment.

Response: In the Form S-4 we will present the MD&A in a manner consistent with the Staff’s view. We plan to discuss the successor period beginning October 11, 2007 and ending December 31, 2007 on a stand alone basis and the predecessor period ending October 10, 2007 in comparison to the nine months ended September 30, 2006. We will also retain the discussion of the twelve months ended 2006 in comparison to the comparable 2005 period.

Unaudited Pro Forma Condensed Statement of Consolidated Income (Loss), page 47

6.

We note adjustments (c) and (d) aggregate different categories of assets and contracts/rights with significantly different useful lives into net adjustments. Please expand your disclosure to indicate the nature of the item, the fair values adjustment by assets class and the related useful life by item so that the components comprising each adjustment are evident. Groupings of similar lived assets would be acceptable. Please provide a table showing how you determined the incremental adjustment of $1.9 billion to interest expense. Include in your table the aggregate amount of debt issuance costs, the amortization period, the method and amount of amortization. If such amortization is the reason for the imbedded rate differing from the weighted average rate of 8.59%, please indicate such. If there was interim financing that was replaced with longer term debt, please advise how any deferred financing fees on such interim financing was reflected in the historical and pro forma financial statements as well as in the imbedded rate calculations. Finally, please disclose the

Mr. H. Christopher Owings

Securities and Exchange Commission

November 13, 2008

components of the debt structure that comprise the assumed weighted average interest rate of 8.59% for the new debt issued instead of the committed interest rate. We assume you did not present a sensitivity analysis regarding changes in interest rate because you have interest rate swap(s) in place that fully hedge your variable interest rate exposure. If our understanding is incorrect, please disclose the effect on income of a  1/8 percent variance in interest rates. To the extent you elect to increase the principle amount of notes in lieu of paying cash, please provide some sensitivity analysis on the effect on pro forma interest expense of such an election.

Response: We will expand the disclosure for notes (c), (d) and (f) to unaudited pro forma condensed statement of consolidated income (loss) as shown in (c), (d) and (f) below.

As we have not hedged all of our variable interest rate risk, the embedded cost of debt declined due primarily to declines in floating interest rates. Management did not plan to elect to use the toggle feature (payment of interest with new notes instead of cash) of the TCEH notes that have that feature, could not do so for the first semiannual payment of interest, and did not do so for the first full year of payments. Therefore, there is no provision for (or sensitivity to) such an election in the pro forma adjustments.

We will provide a table and the estimated effect of a  1/8 percent change in interest rates as indicated in note (f) below.

(c) Fuel, purchased power costs and delivery fees — Represents pro forma adjustments required to record the amortization related to the fair value of intangible assets related to contracts and other legal or economic rights. For purposes of this adjustment, amortization was determined for different categories of intangible assets based on a straight-line method over useful lives ranging from 2 to 30 years. These adjustments increased costs and expenses by approximately $205 million for the year ended December 31, 2007. Of the $205 million, $158 million relates to intangible asset and liability amortization. The amortization consists of $79 million for favorable purchase and sales contracts with a weighted average life of 11 years, and $80 million for emission and renewable energy credits with a weighted average life of 23 years, slightly offset by $1 million for unfavorable purchase and sales contracts with a weighted average life of 11 years. See Note 3 and Note 27 (under Other Noncurrent Liabilities and Deferred Credits) to the 2007 year-end Financial Statements for additional details of these intangible assets and liabilities. These adjustments are required to be made to the fuel, purchased power costs and delivery fees line item in the income statement since the activity associated with the underlying contracts or other legal or economic rights is reported as a component of such costs. Adjustments also include $47 million in additional amortization expense related to nuclear fuel balances included in property, plant and equipment, reflecting a $299 million increase in the valuation of the nuclear fuel amortized over a five-year life based on a straight-line amortization method.

Mr. H. Christopher Owings

Securities and Exchange Commission

November 13, 2008

(d) Depreciation and amortization expense — Represents the pro forma adjustment required to adjust property, plant and equipment to record power generation assets and other tangible property at their estimated fair values, as well as to record amortization of the fair value of customer relationship-based intangible assets. For purposes of this adjustment, depreciation and amortization was determined for different categories of property and intangible assets based on a straight-line method over estimated useful lives ranging from 4 to 45 years. These adjustments increased depreciation and amortization expense approximately $276 million for the year ended December 31, 2007, which consists of a $201 million increase in depreciation of property plant and equipment and a $75 million increase in amortization expense. The increase in depreciation expense primarily reflects depreciation on a straight-line basis of an increase of approximately $8 billion in the value of power generation assets with a weighted average useful life of 26 years. Depreciation expense is based on composite depreciation rates that reflect blended estimates of the lives of major asset components as compared to depreciation expense calculated on an asset-by-asset basis (see Note 1 to the 2007 year-end Financial Statements). The increase in amortization expense reflects amortization on a straight-line basis of the retail customer relationship intangible asset described in Note 3 to the 2007 year-end Financial Statements over the 4 year weighted average life of the asset. An increase or decrease in the fair value of these assets of $500 million would result in an increase or decrease in depreciation and amortization expense of approximately $19 million on an annual basis.

(f) Interest expense — Represents pro forma adjustments related to the increase in interest expense as a result of the borrowings made to finance the Merger, less certain interest expense associated with the debt that was repaid as part of the Merger. In connection with the Merger, approximately $29,232 million of new debt was incurred by EFC Holdings and its subsidiaries, with approximately $4,315 million of existing debt repaid, resulting in a net increase in debt of approximately $24,917 million. The new debt includes $2,250 million principal amount of EFH Corp. Notes guaranteed by EFC Holdings and reflected on EFC Holdings balance sheet in accordance with SEC Staff Accounting Bulletin Topic 5-J, as it relates to guaranteed debt (see Note 7 to the 2007 year-end Financial Statements under EFH Corp. Notes Issued Subsequent to the Merger for additional discussion). The increase in debt significantly increased the overall interest expense for EFC Holdings. The estimated increase in interest expense was calculated based on an aggregate assumed weighted-average interest rate of approximately 8.59% for the new debt issued in connection with the Merger, adjusted for the repayment of existing debt. The pro forma interest expense adjustment reflects the effect of interest rate swaps with a notional amount of $15.050 billion related to the senior secured term loans of TCEH as if these swaps were effective January 1, 2007. See the table below for summary of the calculation of the annualized increase in interest expense, which was then prorated to the predecessor 2007 period to calculate the adjustment. Due to the remaining unhedged variable rate long-term debt, as of June 30, 2008 [note that this amount will be updated in the amendment to the Form S-4 for results as of September 30, 2008], a  1/8 percent change in interest rates would result in an approximate $6 million change in pretax annual interest expense.

Mr. H. Christopher Owings

Securities and Exchange Commission

November 13, 2008

Additionally, this adjustment includes interest amounts arising from the fair valuation of the existing debt of EFC Holdings and its subsidiaries that remained outstanding after the Merger. The final determination of the fair value of the debt was based on the prevailing market interest rates as of the Merger and the related adjustment amortized as an increase (in the case of a discount to par value) or a decrease (in the case of a premium to par value) to interest expense over the remaining life of each debt issuance.

Further, this adjustment includes amounts to reduce interest expense for the removal of existing deferred financing costs, as well as the addition of interest expense associated with the estimated deferred financing costs in connection with the Merger.

	Principal	Interest Rate (a)	Swap Interest Rate (b)	Annualized Interest
Merger-related long-term debt issuances:
TCEH Initial Term Loan Facility maturing October 10, 2014	$16,450	8.3960	8.0055	$1,322
TCEH Delayed Draw Term Loan Facility maturing October 10, 2014	2,150	8.3780		180
TCEH Letter of Credit Facility maturing October 10, 2014	1,250	3.6200		45
TCEH Commodity Collateral Posting Facility maturing October 10, 2012	382	4.4730		17
TCEH Fixed Senior Notes due November 1, 2015	3,000	10.2500		308
TCEH Fixed Senior Notes Series B due November 1, 2015	2,000	10.2500		205
TCEH Senior Toggle Notes due November 1, 2016	1,750	10.5000		184
EFH Corp. Fixed Senior Notes maturing October 10, 2014	1,000	10.8750		109
EFH Corp. Fixed Senior Toggle Notes maturing October 10, 2014	1,250	11.2500		141

Total merger-related issuances	29,232	8.5899		2,511

Merger-related retirements:
TCEH credit facilities (c)	(2,055)	N/A		(117)
TCEH Floating Senior Notes due September 16, 2008	(1,000)	6.1940		(62)
TCEH Fixed Senior Notes due March 15, 2008	(247)	6.1250		(15)
TCEH Fixed Senior Notes due March 15, 2013	(995)	7.0000		(70)
TCEH fair value swaps (d)	(14)	N/A		(2)
EFC Holdings. unamortized discount (d)	(4)	N/A		(1)
Consolidated deferred financing costs (d)	—	N/A		(6)

Total merger-related retirements	(4,315)			(273)
Consolidated unamortized fair value discount (d)	(198)	N/A		28
Consolidated deferred financing costs (d)		N/A		19

Annual increase in interest expense				$2,285

Pro forma increase in interest expense (e)				$1,784

(a)	Floating rates are as of December 31, 2007 except for TCEH Floating Senior Notes due 2008, which are as of September 30, 2007. Totals are weighted averages.
(b)	Represents weighted average rate of $15.050 billion of floating to fixed interest rate swaps described above.
(c)	Annualized interest amount based on 2007 Predecessor period amounts due to variability in average rates and balances.
(d)	Amortization period assumed to be 7 years.
(e)	Pro forma adjustment applied to the 285 days in the Predecessor period (January 1, 2007 through October 10, 2007).

Mr. H. Christopher Owings

Securities and Exchange Commission

November 13, 2008

The Exchange Offers, page 176

Terms of the Exchange Offers, page 177

7.	In the penultimate paragraph, you state that you expressly reserve “the right to amend or terminate the exchange offers and to refuse to accept the occurrence of any of the conditions specifically below…” Please revise to clarify that you reserve the right to terminate the exchange offers and to refuse to accept the tendered notes upon the occurrence of any of the conditions you have specified below. Also, it is our position that if an offer condition occurs, you must either waive that condition and proceed with the offer or terminate the offer. You may not implicitly waive an offer condition by failing to assert it. Please revise your disclosure to remove the reference to your ability to refuse to accept the occurrence of any the conditions. Alternatively, if you meant to state, as you do on page 179, that you “reserve the right to amend or terminate any of the exchange offers and to reject for exchange any outstanding notes note previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offers, “ please revise this disclosure accordingly.

Response: We will revise the disclosure to conform to the disclosure set forth on page 179 of the Form S-4 as suggested by the Staff. The revised sentence will read as follows:

Subject to the terms of the registration rights agreement, the Issuer expressly reserves the right to amend or terminate any of the exchange offers and to reject for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offers specified below under “Conditions to the Exchange Offers.”

Note 2. Financial Statement Effects of the Merger, page F-7

8.	It appears the Merger would be within the scope of EITF 88-16 since of NEWCO was used to acquire an OLDCO in a singe highly leveraged transaction. If you do not agree, please advise. If you do agree, please show us how you computed purchase price and whether any carryover of predecessor basis was incorporated into the purchase price determination. If due to an immaterial amount of continuing shareholders, please quantify how you were able to determine non-application was immaterial. We may have further comment.

Response: EFH considered the provisions of EITF 88-16, and concluded that the Merger was not within its scope, and that a full step-up in basis would be appropriate. Accordingly, as a result of the application of push down accounting to the Company under Staff Accounting Bulletin Topic 5-J, a full step-up in basis was reflected on its consolidated financial statements. EFH’s consideration of EITF 88-16 is included below, as previously included in EFH’s response letter regarding the EFH Form S-4 to the Staff dated October 22, 2008.

Mr. H. Christopher Owings

Securities and Exchange Commission

November 13, 2008

EITF 88-16 states:

“To distinguish an LBO transaction within the scope of this Issue from other business combinations, the LBO should be effected in a single highly leveraged transaction or a series of related and anticipated highly leveraged transactions that result in the acquisition by NEWCO of all previously outstanding common stock of OLDCO; that is, there can be no remaining minority interest.”

One of our employees elected to convert some of his equity in OLDCO into equity of NEWCO before the closing of the Merger and therefore the transaction does not meet the requirement of no remaining minority interest in OLDCO. In addition, this employee does not meet the definition of “Management” within EITF 88-16 and would be excluded from the control group under EITF 88-16. The employee holds less than 0.01% of the common shares of NEWCO.

EITF 88-16 also states:

“A partial or complete change in accounting basis is appropriate only when there has been a change in control of voting interest; that is, a new controlling shareholder or group of shareholders must be established.”

Through our analysis of Section 1 of EITF 88-16, we concluded that a change in control of voting interest occurred based upon our facts and circumstances.

Certain deferred share and stock option agreements exist with respect to four members of OLDCO management that are now members of NEWCO management and meet the definition of “Management” within EITF 88-16. These employees held OLDCO common stock as well as rights to receive cash or OLDCO common stock under previous incentive compensation arrangements. The OLDCO shares were disposed of for cash or a right to receive cash at the Merger date. Just prior to the Merger, the individuals entered into deferred share agreements whereby they agreed to roll over part of their right to receive cash into the right to receive NEWCO shares upon a change of control of NEWCO or cash at the individual’s option under certain circumstances. Unless the individual remains employed for five years, NEWCO has the right to repurchase any shares received by the individuals at the original price at the Merger date. We believe these arrangements do not constitute residual interests within EITF 88-16.

These individuals also were granted stock options as part of their new employment agreements with NEWCO. These options vest over the following five years, contingent upon continued employment and, for a portion of the options, the achievement of certain operating performance targets. Based upon the terms of the stock option agreements, we believe the options are not a disguised retention of the individual’s interest in OLDCO and these arrangements do not constitute residual interests within EITF 88-16.

Mr. H. Christopher Owings

Securities and Exchange Commission

November 13, 2008

The Company further concluded, that even if the Merger was within the scope of EITF 88-16 and the deferred share and stock option agreements were considered residual interests within EITF 88-16, considering the number of OLDCO shares and share equivalents held by these employees at the date of the Merger, management’s residual interests to be used in carryover basis would not be greater than 0.165%. Considering these facts and the dollar amount of the individuals’ carryover basis, we believed that the effect of applying EITF 88-16 would be immaterial.

Note 21. Pension and Other Postretirement Employee Benefit (OPEB) Plans, page F-97

9.	Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

Response: Paragraph 30 of SFAS 87 states that the “market-related value of plan assets shall be either fair value or a calculated value that recognizes changes in fair value in a systematic and rational manner over not more than five years,” and that this valuation should be applied consistently from year to year. As EFH is the plan sponsor, EFH used the calculated value method to determine the market-related value of the plan assets.

EFH uses a four-year smoothing method to include the realized and unrealized gains or losses in the market-related value of plan assets over a four-year period. Each year, twenty-five percent of such gains and losses for the current year and for each of the preceding three years is included in the market-related value. Each year, the market-related value of plan assets is increased for contributions to the plan and investment income and is decreased for benefit payments and expenses for that year.

In the Form S-4 and future filings, we will disclose how EFH determines the market-related value of plan assets as discussed above.

Signatures and Powers of Attorney, page II-32

10.	Please amend the signature page of the registration statement to identify each registrant’s principal accounting officer.

Response: We will amend the signature page of the Form S-4 to identify each registrant’s principal accounting officer.

******

Mr. H. Christopher Owings

Securities and Exchange Commission

November 13, 2008

We would be grateful if the Staff would direct all questions with respect to our accounting responses to Stan Szlauderbach, the Company’s controller (by facsimile at (214) 812-6623 or by telephone at (214) 812-8726) and with respect to all other responses to me (by facsimile at (214) 812-6032 or by telephone at (214) 812-6038).

Very truly yours,

/s/ Andrew M. Wright
Andrew M. Wright
Vice President & Associate General Counsel

cc:	Jim Allegretto
Ronald Alper
Donna DiSilvio
Mara Ransom